ANGLO AMERICAN

07024558

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH, D.C. 200 SECTION

SUPPL

4 June, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 21 May - 4 June 2007

Director/PDMR intererests

- Hathorn share sale – 30 May 2007
- Wallington share sale – 29 May 2007

Other

- Major Shareholder form TR1 – 31 May 2007

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Companyies Secretary
Encs

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Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMRs' Interests

The Company announces that it was notified today by Mr J N Wallington, a Person Discharging Managerial Responsibility ("PDMR") of the Company, of the following transactions:

- On 23 May 2007, Mr Wallington sold 1,000 Anglo American plc Ordinary shares (the "Shares") at a price of ZAR416.02; and
- on 24 May 2007, Mr Wallington sold 1,000 Shares at a price of £29.61 per Share.

Accordingly, Mr Wallington's beneficial interest in Shares has decreased by 2,000.

The notification of these transactions is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
29 May 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' Interests

The Company announces that it was notified by Mr D A Hathorn, an Executive Director of the Company, that, on 29 May 2007, Mr Hathorn sold 10,000 Anglo American plc Ordinary shares (the "Shares") at a price of £29.52 per share. Accordingly, Mr Hathorn's beneficial interest in Shares has decreased by 10,000.

As previously announced, Mr Hathorn will step down from the board of the Company upon the demerger of the Mondi group which, subject to receiving shareholder approval, is expected to be effected during July 2007.

The notification of this transaction is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
30 May 2007

Anglo American plc
(the "Company")

Anglo American plc has been informed that Tarl Investment Holdings Limited (Tarl), an independent company undertaking the share purchase programme announced by Anglo American plc on 4 August 2006 has purchased ordinary shares in the issued share capital of Anglo American plc as outlined in more detail below. Tarl has waived its rights to vote all the shares it holds or will hold in Anglo American plc.

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Anglo American plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to notification obligation:	Tarl Investment Holdings Limited
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30-March-2007
6. Date on which issuer notified:	31 May 2007
7. Threshold(s) that is/are crossed or reached:	Holding more than 3% of the issued voting share capital

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0004901517	44,342,151	44,342,151	44,667,765	44,667,765		3.01%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
44,667,765	3,01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: Not applicable

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Tarl is the independent company which has purchased these shares pursuant to a US$4billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has waived its rights to vote all the shares it holds or will hold in Anglo American plc. All share purchases made on any day have been notified timeously and in accordance with all regulatory requirements. All notifications disclose the total number of shares held by Tarl and in treasury pursuant to the share purchase programme as well as the percentage held in the issued share capital of Anglo American plc excluding treasury shares.
14 Contact name:	EM Southey
15. Contact telephone name:	+2711 530 5243

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	**Tarl Investment Holdings Limited**
Contact address (registered office for legal entities)	**10 Fricker Road** **Illovo Boulevard** **Johannesburg** **South Africa 2196**
Phone number & email	**+27 11 530 5243** **Ed Southey** **eds@wwb.co.za**
Other useful information (at least legal representative for legal persons)	**Ed Southey – director Tarl Investment Holdings Limited**

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information
Tarl is the independent company which has purchased these shares pursuant to a US$4billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has waived its rights to vote all the shares it holds or will hold in Anglo American plc. All share purchases made on any day have been notified timeously and in accordance with all regulatory requirements. All notifications disclose the total number of shares held by Tarl and in treasury pursuant to the share purchase programme as well as the percentage held in the issued share capital of Anglo American plc excluding treasury shares.

N Jordan
Company Secretary
Anglo American plc
31 May 2007

ENDS

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 18 May 2007, an independent company purchased 348,386 ordinary shares of the Company at prices between £27.85 and £28.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 74,052,767 ordinary shares, representing 5.00 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 21 May 2007, an independent company purchased 316,879 ordinary shares of the Company at prices between £28.85 and £29.88 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 74,369,646 ordinary shares, representing 5.03 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
22 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 22 May 2007, an independent company purchased 356,426 ordinary shares of the Company at prices between £29.69 and £30.09 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 74,726,072 ordinary shares, representing 5.05 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
23 May 2007

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Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 23 May 2007, an independent company purchased 295,231 ordinary shares of the Company at prices between £29.59 and £29.91 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,021,303 ordinary shares, representing 5.07 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
24 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 24 May 2007, an independent company purchased 298,304 ordinary shares of the Company at prices between £29.20 and £29.76 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,319,607 ordinary shares, representing 5.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
25 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 28 May 2007, an independent company purchased 77,733 ordinary shares of the Company at prices between £29.18 and £29.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,295,830 ordinary shares in treasury, and has 1,478,361,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,819,914 ordinary shares, representing 5.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
29 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 25 May 2007, an independent company purchased 422,574 ordinary shares of the Company at prices between £28.74 and £29.18 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 150,000 of its ordinary shares on 25 May 2007 at prices between £28.91 and £29.39 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 63,295,830 ordinary shares in treasury, and has 1,478,361,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,742,181 ordinary shares, representing 5.12 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
29 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 29 May 2007, an independent company purchased 503,481 ordinary shares of the Company at prices between £29.36 and £29.65 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 150,000 of its ordinary shares on 29 May 2007 at prices between £29.41 and £29.67 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 63,445,830 ordinary shares in treasury, and has 1,478,211,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,323,395 ordinary shares, representing 5.16 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
30 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 30 May 2007, an independent company purchased 642,000 ordinary shares of the Company at prices between £28.96 and £29.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 200,000 of its ordinary shares on 30 May 2007 at prices between £28.94 and £29.50 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 63,645,830 ordinary shares in treasury, and has 1,478,011,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,965,395 ordinary shares, representing 5.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
31 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 31 May 2007, an independent company purchased 26,250 ordinary shares of the Company at prices between £29.54 and £29.89 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 150,000 of its ordinary shares on 31 May 2007 at prices between £29.92 and £30.38 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 63,795,830 ordinary shares in treasury, and has 1,477,861,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,991,645 ordinary shares, representing 5.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 June 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 239,690 of its ordinary shares on 1 June 2007 at prices between £ 30.45 and £30.95 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 64,035,520 ordinary shares in treasury, and has 1,477,622,230 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,991,645 ordinary shares, representing 5.21per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary
Anglo American plc
4 June 2007

END